SUB-ITEM 77K: Changes in registrant's certifying accountant.

Effective August 19, 1997, the Registrant's Board of Trustees selected the accounting firm of Tait, Weller, & Baker to serve as the Registrant's independent certified public accountants for the fiscal year ended December 31, 1997 to fill a vacancy in such position in accordance with Section 32(a)
(2) of the Investment Company Act. Of 1940 resulting from Joseph DeCosimo & Company's resignation on August 19, 1997. Joseph DeCosimo & Company had served as the Registrant's independent certified public accountants for the Registrant's initial fiscal year ended December 31, 1996. Joseph DeCosimo & Company's report on the financial statements of the Registrant for the fiscal year ended December 31, 1996, did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Joseph DeCosimo & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure during the fiscal year ended December 31, 1996 or for the interim period from January 1, 1997 through the date of their resignation.

The Registrant represents that it had no consulted with Tait, Weller, & Baker at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed,; or the type of audit opinion that might be rendered on the Registrant's financial statements.